Exhibit 99.1

Kamada to Announce Third Quarter and Nine-Months Ended September 30, 2024 Financial Results and Host Conference Call on November 13, 2024

REHOVOT, Israel, and HOBOKEN, NJ – November 6, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that it will release financial results for the third quarter and nine-months ended September 30, 2024, prior to the open of the U.S. financial markets on Wednesday, November 13, 2024.

Kamada management will host an investment community conference call on Wednesday, November 13 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.) or 1-809-406-247 (from Israel) or 1-201-689-8263 (International) using conference I.D. 13749715. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1694075&tp_key=3a2494a103

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of Anti-Rabies and Anti-D hyper-immune plasma used in the manufacturing of the Company’s relevant products and recently opened a new plasma collection center in Houston, Texas in which it collects normal source plasma and specialty plasma. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com